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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 3

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Ultimore Software Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90385D 10 7

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 90385D 10 7			Page 2 of 4

1.	Name of Reporting Person: Michael Feinberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,807,544

		6.	Shared Voting Power: 151,925

		7.	Sole Dispositive Power: 2,807,544

		8.	Shared Dispositive Power: 151,925

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,959,469
(Includes (1) 146,925 shares owned by Michael Feinberg's spouse, Ann Feinberg, and the exercisable warrant to purchase 5,000 shares of Common Stock held by Ann Feinberg, for which beneficial ownership is disclaimed and, (2) the exercisable warrant to purchase 50,000 shares of Common Stock held by Michael Feinberg)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.4%

12.	Type of Reporting Person: IN

2

CUSUIP No 90385D 10 7	13 G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer

The Ultimate Software Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2000 Ultimate Way
Weston, Florida 33326

Item 2(a)	Name of Person Filing

Michael Feinberg

Item 2(b)	Address of Principal Business Office or, if none, Residence

3980 N. 32 Terrace
Hollywood, Florida 33312

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number

90385D 10 7

Item 3.	Not applicable.

Item 4.	Ownership

As of the date of the event which requires the filing of this statement:

(a)	Amount beneficially owned: 2,959,469 shares

(b)	Percent of class: 14.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,807,544

(ii)	Shared power to vote or to direct the vote: 151,925

(iii)	Sole power to dispose or to direct the disposition of: 2,807,544

(iv)	Shared power to dispose or to direct the disposition of: 151,925

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSUIP No 90385D 10 7	13 G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the

Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2004

/s/ Michael Feinberg

Michael Feinberg